February 25, 2008

Mail Stop 4561

Dean Goodermote, President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE:** **Double-Take Software, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2008**
> **File number 333-148840**
>
> **Form 10-K for December 31, 2006**
> **Filed March 30, 2007**
> **File number 0-33184**

Dear Mr. Goodermote:

We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 14

1. Please clarify that Mr. Goswami and Ms. Witt exercise voting and/or dispositive control over the shares held by the selling stockholders. Please see Item 507 of Regulation S-K and 4S of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. We note that they disclaim any beneficial interest in the shares held by the selling stockholders other than their "pecuniary

interests." Beneficial ownership should be determined in accordance with Rule

13d-3 of the Exchange Act. Pecuniary interest is not a consideration in determining beneficial ownership.

2. Please confirm that no selling stockholder is affiliated with a registered broker-dealer.

Part II

Undertakings, page II-3

3. Paragraph (a)(5) appears to be extraneous. Please advise.

Form 10-K

Item 15. Exhibits

4. Please note that the grant of confidential treatment expires on March 31, 2008 for exhibits 10.25, 10.27, 10.28 and 10.31. Prior to that date, you should either file an application to extend the period for which confidential treatment is given or the unredacted versions of these exhibits upon the expiration of the application.

****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact me at (202) 551-3730, should you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Michael J. Silver
        Hogan & Hartson LLP
        111 South Calvert Street, 16th Floor
        Baltimore, MD 21202
        Facsimile number: (410) 539-6981